EXHIBIT 99.1
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[PHOTOGRAPHS OMITTED]                                         [LOGO OMITTED]

          THE PREMIUM VALUE,                                 CANADIAN NATURAL
    DEFINED GROWTH, INDEPENDENT
                                                               NEWS RELEASE
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                 FOURTH QUARTER 2006 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
          CALGARY, ALBERTA - FEBRUARY 1, 2007 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

HORIZON PROJECT STATUS SUMMARY

                                                              SEPTEMBER 30,          DECEMBER 31,             MARCH 31,
                                                                  2006                   2006                   2007
                                                              -------------       -------------------         ---------
                                                                 ACTUAL            ACTUAL      PLAN             PLAN
                                                              -------------       --------   --------         ----------
Phase 1 - Work progress (cumulative)                               47%              57%         55%               65%
Phase 1 - Construction capital spending (cumulative)               48%              59%         58%               68%

"We had a very productive fourth quarter on the Horizon Project and a very successful year" commented Real Doucet, Sr. Vice-President, Oil Sands. "Our project team continues to safely deliver as we remain ahead of our project schedule at 57% complete versus our plan of 55% with capital spending levels as expected."

He continued, "Canadian Natural's ability to track ahead of schedule and control costs is a reflection of our well defined and well thought-out execution strategy. This strategy continues to pay dividends as we build the Horizon Project in a very heated and highly inflationary environment.

Our labour strategy of `managed open site' combined with fly-in / fly-out, continues to demonstrate success as we have expanded our available labour force to across Canada, bringing workers in from coast to coast. We currently have up to 55 flights per week into our site from all across Canada and continue to assess new locations and available labour forces. Workforce numbers at site have met the Project labour demand with 4,000 trades persons working on site in December.

In 2007 we anticipate mechanical completion in several plants within the project and will continue to recruit and build the operating and maintenance teams for the new facilities. Planning for an effective start-up and commissioning is well advanced enabling us to identify 'pinch points` early and take action to minimize potential impacts that we foresee.

In all, total costs for Phase 1 construction are still anticipated to be not materially different than the original target cost of $6.8 billion. Further, we remain on track for final commissioning during the third quarter of 2008. With respect to future expansions, we have started consolidating results from the Phase 2 Engineering Design Specification and have identified a number of potential options for Phases 2/3 execution in the current high cost environment. We will fully evaluate these options and provide further updates as we move through that process."

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                                                                        PAGE 2
===============================================================================

ACCOMPLISHED DURING THE FOURTH QUARTER OF 2006

DETAILED ENGINEERING
--------------------
|X| Overall detailed engineering 94% complete and is substantially completed in most areas.


PROCUREMENT
-----------
|X| Overall progress of 84% complete. Most major equipment is purchased and on site.
|X|  Awarded over $5.1 billion in purchase orders and contracts to date.
|X| Awarded General Mechanical Contracts for Hydrotreater and Cogeneration areas.


MODULARIZATION
--------------
|X| Delivered an additional 327 oversized loads to site for a total of 973 loads, representing approximately 59% of the Phase 1 total to be shipped.


CONSTRUCTION
------------
|X|  Overall progress 42% complete.
|X|  Set 333 main piperack modules.
|X| Exceeded the 2006 High Voltage (35kV) cable pull plan by 15% (30,500 meters), ensuring that all critical pulls have been completed.
|X| 5 of 6 Modular Substations have been installed and re-instated at site, with High Voltage cable terminations ongoing.
|X| Mine overburden removal has moved 25 million bank cubic meters, which is approx 35% complete and 4% ahead of target.
|X| Ore Preparation Area completed construction of the Mechanically Stabilized Earth Shear Wall and transported the 800 tonne module assemblies onto their foundations.
|X|  Bitumen Production Administration Building was completed and occupied.
|X|  Camp 3 was completed and ready for occupancy.
|X|  Commenced Flotation Cell and Pump Box installation in Extraction.
|X|  Began work on R1 & R2 pump house for piping corridors.
|X|  Commenced installation of large bore piping in Coker/DRU


MILESTONES FOR THE FIRST QUARTER OF 2007
----------------------------------------
|X|  Complete Primary Separation Cell Piping in Extraction.
|X|  Ready High Pressure Natural gas piping for Commissioning.
|X|  Initiate module setting in Hydrotreater area.
|X|  Complete Cooling Tower erection.
|X|  Complete installation of the last remaining 35kV substation.


    A picture gallery providing visual updates on construction progress is available on the Company's website
        (http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company's results for the fourth quarter of 2006 will be released on March 7, 2007. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time. Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

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                                                                      PAGE 3
===============================================================================

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.


For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

TELEPHONE: (403) 514-7777              ALLAN P. MARKIN                      DOUGLAS A. PROLL
                                              Chairman           Chief Financial Officer and
FACSIMILE: (403) 514-7888                                     Senior Vice-President, Finance
EMAIL:     ir@cnrl.coM                JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                  Vice-Chairman                       COREY B. BIEBER
                                                                             Vice-President,
TRADING SYMBOL - CNQ                     STEVE W. LAUT                    Investor Relations
Toronto Stock Exchange                   President and
New York Stock Exchange        Chief Operating Officer